Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Global Partners LP and GLP Finance Corp. for the registration of common units of Global Partners LP, debt securities of Global Partners LP and GLP Finance Corp. and guarantees of debt securities with an aggregate offering price not to exceed $400,000,000 and to the incorporation by reference therein of our reports dated March 10, 2006, with respect to the consolidated/combined financial statements and schedule of Global Partners LP and its predecessor, included in its Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

                                              /s/  Ernst & Young LLP

Boston, Massachusetts
February 6, 2007